Exhibit 99.1

J-Long Group Limited Announces First Half 2025 Unaudited Financial Results

HONG KONG, February 21, 2025 (GLOBE NEWSWIRE) -- J-Long Group Limited (“JL” or the “Company”) (NASDAQ: JL), JL conducts its primary operations of apparel trims solution services in Hong Kong, today announced its unaudited financial results for the six months ended September 30, 2024.

Overview:

●	Revenue was approximately US$19.0 million for the six months ended September 30, 2024, representing a decrease of approximately 30.6% from the same period in 2023.

●	Net income was approximately US$2.3 million for the six months ended September 30, 2024 (2023: approximately US$1.4 million).

Six Month Financial Results Ended September 30, 2024

Revenue. Revenue increased by approximately 30.6% from approximately US$14.6 million for the six months ended September 30, 2023, to approximately US$19.0 million for the six months ended September 30, 2024. The growth in revenue during the six-month period ended September 30, 2024, was primarily driven by a rise in orders from key customers, who had previously cleared excess inventory from the prior year.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately 18.3% from approximately US$2.4 million for the six months ended September 30, 2023, to approximately US$2.9 million for the six months ended September 30, 2024, which was mainly due to an increase in payroll to our staff and fees to our directors.

Other income, net. Other net income increased by approximately US$0.2 million from approximately US$0.2 million for the six months ended September 30, 2023, to approximately US$0.4 million for the six months ended September 30, 2024, which was mainly due to an increase in interest income.

Income tax expense. Income tax expense increased to US$0.5 million for the six months ended September 30, 2024 (for the six months ended September 30, 2023: approximately US$0.3 million) which was mainly due to the increase in net income.

Net income.  Net income increased by approximately US$0.9 million to approximately US$2.3 million for the six months ended September 30, 2024 (for the six months ended September 30, 2023: approximately US$1.4 million), which was mainly due to the increase in revenue.

Basic and diluted EPS. Basic and diluted EPS were approximately US$0.74 per ordinary share for the six months ended September 30, 2024, as compared to US$0.47 per ordinary share for the six months ended September 30, 2023, respectively.

Liquidity and Capital Resources

As of September 30, 2024, the Company had cash of US$7,706,894, total current assets of US$16,887,672, and total current liabilities of US$6,490,609. Net current assets were US$10,397,063 and the working capital ratio was 2.6. As of September 30, 2024, the Company’s total assets and total liabilities amounted to US$20,024,796 and US$7,543,271, respectively. As of September 30, 2024, the Company’s total stockholder’s equity amounted to US$12,481,525 and its gearing ratio (bank loan divided by stockholder’s equity) was 13.8%.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

About J-Long Group Limited

J-Long Group Limited is an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pullers and drawcords. The Company offers a wide range of services to cater to customers’ needs in reflective and non-reflective garment trims, including market trend analysis, product design and development and production and quality control. For more information, visit the Company’s website at http://j-long.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

J-Long Group Limited
Edwin Wong, CEO and Director
ir@j-long.com +852 3693 2110

J-LONG GROUP LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	September 30,
	2024	2024
	USD	USD
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	4,161,818	6,706,894
Restricted cash	1,000,000	1,000,000
Accounts receivable, net	2,349,374	2,182,222
Accounts receivable, net – related parties	33,924	-
Investment in marketable debt securities	2,275	1,853
Inventories	4,449,132	4,034,612
Notes receivable	143,112	917
Prepaid expenses and other current assets, net	627,090	1,733,208
Tax recoverable	938,979	768,949
Due from related parties	575,341	459,017
Total current assets	14,281,045	16,887,672
Property, plant and equipment, net	2,424,572	2,514,681
Right-of-use assets – Operating lease	85,221	11,151
Other non-current assets	11,252	518,003
Deferred tax assets	91,971	93,289
Total non-current assets	2,613,016	3,137,124
TOTAL ASSETS	16,894,061	20,024,796

Liabilities
Current liabilities:
Bank loans – current	655,492	667,511
Operating lease liabilities – current – related parties	88,139	11,646
Accounts payable, accruals and other current liabilities	1,359,470	1,805,032
Accounts payable – related parties	1,149,429	2,270,622
Accruals and other current liabilities	760,992	909,311
Dividend payables	400,455	27,713
Contract liabilities	360,475	320,941
Due to related parties	564,711	477,833
Total current liabilities	5,339,163	6,490,609

Non-current liabilities
Bank loans – non-current	1,381,750	1,052,662
Operating lease liabilities – non-current – related parties	-	-
Total non-current liabilities	1,381,750	1,052,662
TOTAL LIABILITIES	6,720,913	7,543,271

Shareholders’ equity
Ordinary shares US$0.000375 par value each; 136,000,000 shares authorized; 3,140,000 shares issued and outstanding respectively (1)	1,178	1,178
Additional Paid-in Capital	4,297,632	4,297,632
Retained earnings	5,874,338	8,182,715
Total shareholders’ equity	10,173,148	12,481,525
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,894,061	20,024,796

(1) Retroactively adjusted for the effects of the Reverse Stock Split:

On December 9, 2024, J-Long Group Limited implemented a 1-for-10 reverse stock split (share consolidation) of its ordinary shares. As a result, the par value of each share has increased, and the number of outstanding shares has decreased accordingly.

J-LONG GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

	For the six months ended September 30,
	2023	2024
	USD	USD
	(Unaudited)	(Unaudited)
Revenues	14,571,703	19,024,229
Cost of sales	10,589,566	13,735,774
Gross profit	3,983,137	5,288,455

Operating expenses:
Selling and marketing expenses	1,037,531	916,174
General and administrative expenses	1,411,237	1,981,326
Total operating expenses	2,448,768	2,897,500

Income from operations	1,533,369	2,390,955

Other income, net:
Other income	25,816	172,783
Currency exchange gain	222,203	273,999
Interest expenses, net	(81,420)	(57,540)
Total other income, net	166,599	389,242

Income before tax expense	1,699,968	2,780,197
Income tax expense	280,495	471,820
Net income	1,419,473	2,308,377

Other comprehensive income
Unrealized gain/losses on investment in marketable debt securities, net of tax	-	-
Total comprehensive income	1,419,473	2,308,377

Net income per share attributable to ordinary shareholders
Basic and diluted	0.47	0.74
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	3,000,000	3,140,000

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